NATIONAL RETAIL FUND I

NATIONAL RETAIL FUND II

NATIONAL RETAIL FUND III

Gemini Fund Services, LLC

4020 S. 147th Street

Omaha, Nebraska 68137

June 11, 2008

Securities and Exchange Commission

Division of Investment Management

Attn: Dominic Minore, Esq.

100 F Street, N.E., Mail Stop 4720

Washington, DC  20549

RE:

National Retail Fund I

1933 Act File No. 333-150169

1940 Act File No. 811-22197

National Retail Fund II

1933 Act File No. 333-150170

1940 Act File No. 811-22198

National Retail Fund III

1933 Act File No. 333-150171

1940 Act File No. 811-22199  (each a “Fund” and collectively, the “Funds”)

Dear Sir:

Enclosed are the filing materials for the above-referenced Funds.  The enclosed pre-effective amendment to the registration statement is filed on Form N-2 pursuant to the Securities Act of 1933 and the Investment Company Act of 1940.  This Registration Statement is being filed electronically.

We have reviewed the staff comments to the above registration statement and our responses are as follows.  All responses to the comments on National Retail Fund I’s registration statement on Form N-2 also apply to the registration statement for National Retail Fund II and National Retail Fund III.

Registration Statement Cover Page

1.

Because the Fund has not filed a post effective amendment, the sentence, “when declared effective pursuant to 8(c)”, has not been checked.

Prospectus

Cover Page

2.

In order to prevent confusion, the reference to the “Trust” has been deleted.

3.

The statement required by Item 1.1.i of Form N-2 has been added.

Investment Objective

4.

The reference to “primary” has been deleted since the Fund does not have a secondary investment objective.

5.

In the second paragraph, the word “certain” has been changed to “significant”.  In addition, the first and second sentences have been presented in a more prominent manner using bold face letters.

6.

The “estimated offering expenses line item” of the pricing table has been presented as a footnote to the pricing table.

7.

Because the Fund conducts a continuous offering, the last sentence of the bold face paragraph after the table of contents has been deleted.

Prospectus Summary

Overview – Investment Summary

8.

The first sentence of the section, “Investment Strategy” has been moved under a separate section captioned, “Investment Objective.”

9.

The Fund’s disclosure has been expanded to comply with the requirements of 35d-1(a)(2) under the Investment Company Act of 1940.  Specifically, the Fund’s disclosure will be expanded to clarify that because the Fund refers to retail loans to consumers in its name, it will notify shareholders in advance of any change in its investment policies that would enable the Fund to normally invest less than 80% of its assets in retail loans to consumers.

10.

The disclosure has been expanded to clarify that the Fund will also invest in unsecured consumer notes representing loans to non-sub-prime borrowers.  The disclosure has also been expanded to clarify that certain debt securities in which the Fund will invest are also known as “junk bonds” and will be unsecured debt obligations.

11.

The disclosure has been expanded to describe that the Fund will not invest in securities whose issuers are in default at the time of purchase.

12.

The Fund considers the consumer notes to be loan/debt securities that do not qualify for the 3(c)(5) exemption.  Further, the Fund will also invest in other types of securities such as asset backed securities and money market funds that are excluded from the exemption. The Fund recognizes that the consumer notes of the type in which the Fund proposes to invest are generally not considered securities under the Securities Act of 1933 or the Securities  Exchange Act of 1934 and may not be considered securities for purposes of Section 3(c)(5) of the Investment Company Act of 1940.  However, the Fund is aware that instruments similar to the notes in question may be considered securities under 2(a)(36) under the Investment Company Act by the SEC and its staff even if the instruments are held not to be securities under the Securities Act and the Securities Exchange Act.  See , e.g., SEC no-action letters Harrell International, Inc. (pub. avail. Dec . 15, 1988) and World Evangelical Development, Ltd . (pub. avail. Apr. 5, 1979) ; see also Marine Bank v. Weaver, 455 U.S. 551 (1982) and Amicus Brief for the United States in Weaver (explaining that "[w]hile the language in the Investment Company Act's definition of the term 'security' is identical to that in the Securities Act, the regulatory context under the Investment Company Act differs fundamentally from that under the Securities Act and the Securities Exchange Act...").  Considering its intention to operate as an investment company rather than a factor or financing company, the Fund considers it appropriate to register as an investment company.  In addition, the Fund will invest in other instruments considered securities under the Investment Company Act as well as under the under the Securities Act and the Securities Exchange Act, such as asset backed securities and the securities of money market funds.

13.

The disclosure has been revised to take out the reference to the term “majority.”  An additional sentence has been added to clarify that T-Bills, money market funds and other cash and cash equivalents will typically constitute the remaining balance of the Fund’s assets.

14.

The disclosure has been expanded to clarify that the consumer notes are not assigned credit ratings, but they are assigned credit scores determined primarily by the consumer’s FICO score at the time of origination.

15.

The disclosure has been expanded to clarify that credit score determination is made at the time of origination and the Fund does not maintain an average credit score for the portfolio.

16.

The disclosure has been expanded to clarify that the consumer notes purchased by the Fund will be current with interest and principal payments and the Fund will not purchase delinquent notes.  The disclosure has also been expanded to clarify that the characteristics of the obligations underlying the debt securities in which the Fund may invest  will constitute consumer notes with a fixed term and fixed interest rate. However, in the event that the Fund’s invest in asset backed securities, where individual borrower performance is not reported, the Fund has included a limitation on delinquency percentages of the portfolio within the asset backed securities.

17.

The disclosure has been expanded to clarify the basis for determination of sub-prime. “Consumer Note Risk” has been added to the risk section to clarify that consumer notes from borrowers with credit scores above 660 may, nonetheless, exhibit characteristics typically exhibited by sub-prime borrowers. Further, the disclosure also states that the credit score for a given consumer may change frequently and may drop dramatically within a given period of time.

18.

The disclosure has been expanded to clarify that the sub-prime determination is made at the time of consumer note origination; the Fund cannot invest in debt securities backed by sub-prime notes; and that the Fund will not invest in consumer notes from borrowers with a credit score below 660 at the time of origination.

19.

The disclosure under the section “Portfolio Transactions” has been expanded to clarify that the transactions that will give rise to consumer notes.

20.

The disclosure has been expanded to clarify that the Fund may invest in asset backed securities and collateralized debt obligations backed by consumer notes.  The Fund will not invest in the securities of foreign issuers and in the securities of emerging markets.

21.

The disclosure has been expanded to clarify that the Fund may invest in asset backed securities and collateralized debt obligations backed by consumer notes.  The disclosure has been further expanded to clarify that the securities will be both newly issued, purchased directly from the originator and/or possess a meaningful payment history when  purchased from the secondary market.

Investor Profile

22.

The last sentence of this section has been revised, as requested, and repeated on the Prospectus cover page.

Credit Scoring

23.

The first sentence of the section has been expanded and revised to clarify that the Adviser will be analyzing the consumer notes.

24.

The disclosure has been revised to remove the reference to “default”  and replaced with a more specific description of credit scoring. Note that the industry standard for a consumer going into default is 120 days past due.

Interest Rates on Consumer Notes

25.

The disclosure has been expanded to clarify the likely interest rate characteristics of the consumer notes to include fixed rate.

Summary of Fund Expenses

26.

The disclosure has been revised to clarify that only the Fund’s “Other Expenses” are estimated.

27.

The disclosure has been amended to include all fee table percentage numbers.

28.

The disclosure has been revised to clarify that the Fund does not have a repurchase fee.

29.

The disclosure has been amended to clarify the calculation of the management fee.

30.

Footnote 2 has been deleted to clarify that the Adviser does not have a voluntary fee waiver.

31.

The disclosure has been expanded to clarify that the Fund only intends to borrow for temporary defensive purposes. The Fund does not intend to issue preferred stock so the Prospectus disclosure does not need to be expanded.

32.

Footnote 2 has been deleted to clarify that  the Fund only intends to borrow for temporary defensive purposes.

33.

The reference to 12b-1 from the Annual Expenses Table has been deleted.  The disclosure has been expanded to clarify the shareholder servicing fees.

34.

Footnote 4 has been deleted.  “Other Expenses” will not include the 2% administrative servicing fees, which no longer will be a Fund expense.

35.

The Fund expects to incur Acquired Fees and Expenses in an amount less than one basis point.

Investment Strategies

36.

The disclosure has been expanded to clarify that the Fund only intends to borrow for temporary defensive purposes.  The third to last sentence has been revised to clarify that the Fund is speculative and investing in the Fund involves high risk.

37.

The third to the last sentence has been revised to delete reference to “typically unrated.”

Investment Process

38.

The disclosure has been expanded to clarify that servicing the note will be paid for out of the consumer note yield and not directly out of the Fund.

Investment Philosophy

39.

The disclosure has been expanded to clarify the Advisor’s role in assessing credit risk.  The Advisor will have the ability to review the loan originator’s credit policy as well as review individual loans to determine that they are appropriately priced. We do not believe any undisclosed risk or conflict of interest arises by leveraging analysis by the originating institution as a piece of the overall analysis.

Fixed Income Securities

40.

The disclosure has been expanded to clarify that the fixed income securities in which the Fund invests are primarily unsecured obligations of the issuer, but may also be secured obligations.

41.

The disclosure has been expanded to clarify the difference between fixed income securities and adjustable rate securities.

42.

The disclosure has been expanded to clarify that fixed income securities respond to interest rate changes.

43.

The last sentence has been expanded to clarify that these securities are also known as “junk securities.”

Consumer Notes

44.

The disclosure has been expanded to clarify that the Fund will treat each borrower as the issuer for purposes of complying with the diversification requirements of Section 5 of the Investment Company Act.

Lower-Rated, Fixed Income Securities

45.

The disclosure has been expanded to clarify that these securities are also known as “junk securities.”

46.

The disclosure has been expanded to clarify that the securities described in this section will be generally illiquid, thinly traded, and difficult to value.

47.

The Fund’s disclosure has been revised to clarify that the Fund will not purchase securities whose issuers are in default.

Investing in Securities of Other Investment Companies

48.

The disclosure has been expanded to clarify that the Fund may invest in money market funds as an efficient way of implementing its investment strategy.

49.

The disclosure has been expanded to clarify that the Fund will not invest in the other National Retail Funds.

50.

Because the Fund will not be investing in ETFs, the disclosure will not be revised to describe an investment in ETFs.  The disclosure has been expanded to include the general limitations of the Investment Company Act of 1940 on the Fund’s ability to invest in other investment companies.

Portfolio Transactions

51.

The disclosure has been expanded to clarify that the loan servicing intermediaries are not affiliates of the Fund or the Adviser.

52.

The disclosure has been expanded to clarify that the consumer notes are purchased at fair value; which could be at face value, at a premium or at a discount.

53.

The sentence, “The Fund or the Adviser may engage one or more companies to present notes falling within the investment strategy of the Fund to the Adviser for consideration as an eligible portfolio security of the Fund” has been deleted. A more detailed description of the Advisor’s role has been provided in the Prospectus. As a result, none of the services provided by third parties constitute advisory services.

54.

The disclosure has been revised to clarify that Fund will purchase notes from the loan originator either directly or through a financial intermediary. The Fund will not purchase notes directly from the borrower/issuer. The disclosure has also been expanded to clarify that the Adviser ensures that the notes purchased meet the requirements of the Fund.

55.

The disclosure has been expanded to clarify that the Adviser will review all pertinent information regarding the notes to confirm that they meet the Fund’s requirements.

56.

The disclosure has been expanded to clarify that the Adviser will not purchase notes originated, or securities issued by, an affiliate.

57.

The disclosure has been expanded to clarify that the  purchase of the notes from the originator or intermediary will not involve brokerage and as such will not involve additional fees to the Fund.

Principal Risks

58.

The phrase, “as with any closed end fund” has been deleted from the first sentence.

Credit Risk

59.

The disclosure has been expanded to clarify that the Fund will have no recourse against the originator or the financial intermediary.

Collection Risk

60.

The disclosure has been expanded to clarify that the Collection Specialists (Third Party Collection Agencies) will not be affiliates of the Adviser and that the Fund cannot incur any liability for the actions of the Collection Specialists.

61.

The disclosure has been revised to replace the term “Collection Specialists” with the term “Third Party Collection Agencies.”

62.

The disclosure has been expanded to clarify that the Fund will maintain custody of the loan assigned to a third party collection agency.  The disclosure has been further expanded to clarify that the Adviser will not segregate the loans within the portfolio that are assigned to a third party collection agency, but that the Adviser will have the ability to monitor these loans within the portfolio.

63.

 The disclosure has been expanded to clarify that, to the Fund’s knowledge, there is no current legislation that may impose limitations on the Fund or the Collection Specialists’ ability to collect on a delinquent or defaulted consumer notes.

64.

The disclosure has been expanded to clarify that the Fund will typically succeed to all of the rights of the original creditor/originator of the consumer notes.  The disclosure has been further expanded to clarify that the Fund will be identified as the new creditor/obligee.

65.

The disclosure has been expanded to clarify that the Fund will have full rights of ownership and full custody of the consumer notes that it purchases.

66.

The disclosure has been expanded to clarify that the Fund will be able to legally enforce all claims that the original consumer note originator or obligor would have been able to enforce and that the Fund will be able to recover directly on the notes.  There will be no instances in which the Fund would be required to rely upon the originator or original obligor of the consumer note in order to enforce its rights.

67.

The disclosure has been expanded to clarify that the Fund is not aware of any current legislation that may impose limitations on with the Fund or the Collection Specialists’ ability to collect on a delinquent or defaulted consumer notes.   .

68.

The disclosure has been expanded to highlight the recent and projected spike in consumer credit defaults.

69.

 The disclosure has been expanded to highlight the risks of consumer fraud and “liar loans”.

70.

. The disclosure has been expanded to include a Regulatory Risk section

71.

  Based on counsel’s research and based on guidance from outside counsel that is knowledgeable of state law in which the trusts are organized; state law does not prohibit the activities proposed by the Fund as described in the Prospectus.

Unrated Securities Risk

72.

The caption has been expanded so that it states “Unrated and Junk Securities Risk” and the disclosure has been expanded to clarify that below investment grade securities are also known as “junk securities.”

Illiquid Securities Risk

73.

The first and second sentences of this section have been copied to the “Investment Strategy” section of the Prospectus Summary.

74.

The disclosure has been expanded to clarify that to the extent consistent with its share repurchase policies, the Fund may invest without limitation in illiquid securities.

Liquidity Risk

75.

The disclosure has been expanded to clarify that the Fund’s shares are not listed on a securities exchange and are not publicly traded, such that there is no secondary market for the shares.  However, the Fund is an “interval fund” and provides some liquidity to shareholders by making periodic repurchase offers for a portion of the shares.  An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the shares.

76.

We believe the disclosure adequately describes the difficulty in valuing consumer notes or debt securities in which the Fund may invest.   The “Valuation” section of the Prospectus further describes this issue.

Leverage Risk

77.

The disclosure has been expanded to clarify that the Fund only intends to borrow for temporary defensive purposes.

78.

The disclosure has been expanded to clarify that the Fund does not issue preferred shares.

79.

The disclosure has been expanded to clarify that the Fund only intends to borrow for temporary defensive purposes.

Service Provider Risk

80.

The disclosure has been expanded to clarify that the Fund will discontinue purchasing consumer notes if it cannot obtain services from service providers.

Limited Operating History Risk

81.

The second sentence has been separated under a new captioned risk entitled, “Limited Adviser Experience.”  The phrase “of this type” has been changed to “a registered investment company.”

Net Asset Value

82.

The phrase “current market value” has been changed to “fair value.”

83.

As stated in the disclosure, the Fund will calculate its NAV daily.

84.

The disclosure has been expanded to clarify that the Fund will always sell its shares at NAV.  The Fund will not be exchange traded so the term “market price” is not appropriate.

Management of the Trust

85.

The disclosure has been expanded to include the Adviser’s compensation as a percentage of net assets.

86.

The disclosure has been expanded to clarify that the Fund only intends to borrow for temporary defensive purposes.

87.

The first sentence of the third paragraph has been expanded to clarify that the Adviser began management of the Fund on its inception date (as yet to be determined).

Purchase and Redemption of Fund Shares

88.

Since the Fund is not an open-end investment company, all references in the Prospectus to “redemption” have been changed to “repurchase.”

How to Buy Shares

89.

The Fund is not traded on an exchange, but is always purchased at the prevailing NAV.  Therefore, the disclosure has not been revised to include the term “market price.”

Periodic Repurchase Offers

90.

The disclosure has been expanded to clarity that the Fund is an interval fund under Rule 23c-3 of the Investment Company Act of 1940 and it will make repurchases pursuant to Rule 23c-3.

91.

The disclosure has been expanded to clarify the conflict between the Adviser’s interest in increasing the Fund’s assets under management and the Fund offering share repurchases.

Early Repurchase Fee

92.

The reference to “2%” has been changed to “5%”.

Notice to Shareholders

93.

The sixth sentence of the disclosure has been expanded to clarify that the exact Repurchase Pricing Date will be specified in the Repurchase Offer Notice.

Repurchase Price

94.

The first sentence of this section has been reconciled with the fourth sentence of the “Periodic Repurchase Offers” section of the Prospectus Summary.

Liquidity Requirements

95.

The disclosure has been expanded to clarify that the Fund’s assets are illiquid and there is a risk that the Fund will not have sufficient liquidity to repurchase shares.

Prospectus – General

96.

The disclosure has been expanded to clarify the Fund’s shareholder servicing fees.  The disclosure has been expanded to clarify the Fund’s use of proceeds.

Statement of Additional Information

Investment Limitations

97.

A fundamental investment restriction has been added regarding the Fund’s status as a diversified investment company.

98.

The disclosure has been expanded to include a brief description highlighting the activities that are “permitted by the Investment Company Act of 1940” as they pertain to Fund’s fundamental investment restriction on borrowing.  Also, the Fund’s borrowing policy was expanded to clarify that it is permitted to invest in reverse repurchase agreements in the maximum amount of one-third of the value of its total assets.

99.

The disclosure has been expanded to highlight that the Fund limits repurchase agreements to no more than one-third of its assets.

100.

The sixth fundamental restriction has been expanded to include the phrase “or group of industries” after the phrase “any one industry.”  Also, “diversified financials” has been defined.

101.

The disclosure was expanded regarding the Fund’s fundamental investment restriction on concentration to clarify that the obligations from one borrower or group of affiliated borrowers will not represent 10% or more of the Fund’s assets.

102.

A separate fundamental investment restriction regarding purchasing and selling commodities has been added.

103.

A separate non-fundamental investment restriction regarding the Fund not pledging mortgaging or hypothecating more than one-third of its assets has been added.

104.

The phrase, “except for the Fund’s fundamental investment restriction on issuing senior securities or borrowing money, directly or indirectly” to the beginning of the last sentence of the last paragraph of the section.

Selection of Broker Dealers: Order Placement

105.

The fourth sentence has been revised and expanded to clarify that the Fund or the Adviser may purchase notes from one or more companies that fall within the investment strategy of the Fund to the Adviser for consideration as an eligible portfolio security of the Fund.

106.

The seventh sentence has been expanded to clarify that the parameters are of FICO.

Investment Ratings

107.

The disclosure has been expanded to add the FICO classifications.

National Retail Fund III

Overview- Investment Strategy

108.

The Fund’s investment parameters have been revised to indicate that under normal market conditions, the Fund invests a majority of its assets in consumer notes from borrowers having a minimum credit score of 660.  As such, the statement that the Fund will not invest in sub-prime notes is correct.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

 the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 772-1772.

Very truly yours,

/s/ Matthew S. Hardin

Matthew S. Hardin, Esquire